UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 20, 2015

PINNACLE ENTERTAINMENT, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-13641	95-3667491
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3980 Howard Hughes Parkway, Las Vegas, Nevada	89169
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (702) 541-7777

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On July 20, 2015, Pinnacle Entertainment, Inc., a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Gaming and Leisure Properties, Inc., a Pennsylvania corporation (“Parent”), and Gold Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub”), providing for the merger of Merger Sub with and into the Company (the “Merger”), with Merger Sub surviving the Merger as a wholly owned subsidiary of Parent.

At the effective time of the Merger, each share of common stock, par value $0.10 per share, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the effective time (other than shares of Company Common Stock (i) owned or held in treasury by the Company or (ii) owned by Parent, its subsidiaries or Merger Sub) will be cancelled and converted automatically into the right to receive 0.85 shares of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”) (the “Exchange Ratio” and together with the cash in lieu of fractional shares of Parent Common Stock, the “Merger Consideration”).

In connection with the Merger, the Company will separate its operating assets (and certain real estate assets) and liabilities into a newly formed subsidiary (“OpCo”) and, immediately prior to the closing of the Merger, the Company will distribute to its stockholders, on a pro rata basis, all of the issued and outstanding shares of common stock of OpCo (such distribution referred to as the “Spin-Off”). The Spin-Off is described in further detail below under the heading “Separation and Distribution Agreement”, “Employee Matters Agreement” and “Tax Matters Agreement.”

Upon consummation of the Spin-Off, equity incentive awards and certain cash performance unit awards granted on or prior to July 16, 2015 will be adjusted into OpCo awards and Company awards in proportion to the relative value of the Company and OpCo. Outstanding equity incentive awards and cash performance unit awards granted after July 16, 2015 will be adjusted into OpCo awards. Following the Spin-Off, all OpCo awards will continue to vest in accordance with their terms based on OpCo service. In connection with the Merger, each outstanding Company equity award will be cancelled in exchange for a number of shares of Parent Common Stock determined based on the Exchange Ratio. In addition, certain cash performance unit awards will be cancelled in the Merger in exchange for Parent Common Stock based on the value of Parent Common Stock at the time of the Merger.

Consummation of the Merger is subject to customary conditions, including without limitation: (i) the approval of the Merger by the holders of at least a majority of the outstanding shares of the Company Common Stock; (ii) the approval of the issuance of Parent Common Stock in connection with the Merger Consideration (the “Share Issuance”) by the affirmative vote of a majority of the votes cast by holders of Parent Common Stock; (iii) no injunction by any court or other tribunal of competent jurisdiction having been entered and continuing to be in effect and no law having been adopted or effective prohibiting the consummation of the Merger or the related transactions, including the Spin-Off; (iv) a registration statement on Form S-4 filed by Parent in connection with the Share Issuance having been declared effective by the Securities and Exchange Commission (the “SEC”) and no stop order suspending the effectives of such Form S-4 having been issued by the SEC and no proceedings for that purpose have been initiated or threatened by the SEC; (v) the Parent Common Stock having been approved for listing on NASDAQ; (vi) all requisite gaming approvals having been obtained from the relevant gaming authorities and such approvals being in full force and effect; (vii) OpCo’s Form 10 and any related documents filed in connection with the Spin-Off having become effective under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are not the subject of any stop order or proceedings seeking a stop order and no proceedings for that purpose having been initiated or overtly threatened by the SEC and not concluded or withdrawn, (viii) the completion of the Spin-Off and (ix) no action pending before, or threatened in writing by, the U.S. Antitrust Division of the Department of Justice or the Federal Trade Commission wherein an unfavorable judgment would prevent the Merger or related transactions or have certain other adverse effects. Moreover, each party’s obligation to consummate the Merger is subject to certain other conditions, including without limitation: (i) the accuracy of the other party’s representations and warranties (in the case of the Company, generally subject to Company Material Adverse Effect (as defined in the Merger Agreement) or materiality qualifiers and, in the case of Parent and Merger Sub, generally subject to a Parent Material Adverse Effect (as defined in the Merger Agreement) or materiality qualifiers), (ii) the other party’s material compliance with its covenants and agreements contained in the Merger Agreement, (iii) there having not been, since the date of the Merger Agreement, in the case of the Company, a Company Material Adverse Effect, and in the case of the Parent, a Parent Material Adverse Effect; (iv) the Company

having received an opinion that Parent has been organized and operated in conformity with the requirements for qualification as REIT under the tax code and its proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the tax code thereafter and (v) each of the Company and Parent having received written opinions from certain specified parties that the Merger will qualify as a tax-free reorganization under the tax code. If the Merger is not consummated on or before March 31, 2016 (to be extended to June 30, 2016, at the election of Parent, if the only conditions not satisfied at such time relate to regulatory and other government approvals) (as may be extended, the “End Date”), either party may terminate the Merger Agreement. Consummation of the Merger is not subject to a financing condition.

The Merger Agreement provides that, without at least three business days’ prior written notice to the other party, the closing of the Merger shall not occur earlier than the final day of the Marketing Period, a term which is defined in the Merger Agreement to be (a) for the Company, the first 20 consecutive days that certain of the conditions to the obligations of the Company, Parent and Merger Sub to consummate the Merger have been satisfied throughout such 20-day period and (b) for Parent, to be the first 20 consecutive days throughout which (i) Parent shall have received certain compliant financial information regarding the Company required in connection with Parent’s financing commitment, and (ii) certain of the conditions to the obligations of the Company, Parent and Merger Sub to consummate the Merger have been satisfied throughout such 20-day period. In no event, however, will the closing of the Merger occur prior to four months from the date of the Merger Agreement.

If approved by the stockholders of each of the Company and Parent, it is currently expected that the Merger will close in the first calendar quarter of 2016.

The Company and Parent have made customary representations and warranties in the Merger Agreement and have agreed to customary covenants regarding the operation of the business of the Company and Parent, respectively, and their respective subsidiaries prior to the closing. The Company is also subject to customary restrictions on its ability to solicit alternative acquisition proposals from third parties and to provide information to, and participate in discussions and engage in negotiations with, third parties regarding alternative acquisition proposals. However, prior to approval of the Merger by the Company’s stockholders, the solicitation restrictions are subject to a customary “fiduciary-out” provision which (i) allows the Company, under certain circumstances, to provide information to, and participate in discussions and engage in negotiations with, third parties with respect to an alternative acquisition proposal that the Company’s board of directors (the “Company Board”) has determined would reasonably be expected to result in a Superior Proposal (as defined in the Merger Agreement) and failure to take such actions would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties and (ii) allows the Company Board to make an adverse recommendation change if (x) in response to an Intervening Event (as defined in the Merger Agreement) the Company Board has determined that the failure to take such action would be inconsistent with the Company Board’s fiduciary duties or (y) in response to a Superior Proposal the Company Board has determined that failure to take such action would reasonably likely to be inconsistent with the Company Board’s fiduciary duties.

The parties have also agreed to use their reasonable best efforts to consummate Merger, including to obtain regulatory approvals. In furtherance of the foregoing, the parties have agreed, among other things, to take Divestiture Actions (as defined in the Merger Agreement), in order to obtain regulatory approvals, provided that neither party will be required to propose or agree to any Divestiture Action (i) in the case of Parent, (x) that obligates it to make any capital improvements at its properties or the properties to be transferred to Parent, or (y) to the extent such Divestiture Action, individually or in the aggregate, would reasonable be expected to result (after giving effect to any net after tax proceeds or other benefits reasonably expected to result from any such Divestiture Action) in a loss of value (measured on a net present value basis) to Parent which exceeds $150.0 million and (ii) in the case of the Company, subject to certain exceptions, that would require the Company (x) to sell, divest, dispose of, hold separate or otherwise limit its freedom of action with respect to any asset to be retained by OpCo, (y) retain any asset or liability to be transferred to Parent unless (i) such retention would not reasonably be expected to prevent, impede or materially delay the closing of the Merger, (ii) in the case of such an asset, Parent agrees that the Company may retain such asset for no consideration or cost to the Company or OpCo and (iii) in the case of such liability, Parent agrees to fully reimburse and indemnify the Company or OpCo, as applicable, against such liability, with the form and substance of the agreements referenced in each of the preceding clauses (ii) and (iii) to be reasonably satisfactory to the Company in its good faith determination or (z) to amend the Master Lease, in each case in order to obtain any regulatory approval.

Subject to the terms of the Merger Agreement, Parent has agreed to use its reasonable best efforts to arrange and obtain financing. Parent has obtained debt financing commitments for the transaction contemplated by the Merger Agreement, the proceeds of which, together with the OpCo Cash Payment and $411 million of availability of revolving loans under Parent’s existing credit agreement (the “Parent Credit Agreement”), dated October 28, 2013, among GLP Capital, L.P., each lender party thereto and JPMorgan Chase Bank, N.A. (“JPMorgan”), will be used by Parent to consummate the Merger and the other transactions contemplated thereby, to pay-off existing indebtedness of the Company and to pay related fees and expenses in connection therewith.

JPMorgan, J.P. Morgan Securities LLC, Bank of America N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (collectively, the “Financing Sources”) have committed to provide a $2.7 billion 364-day senior unsecured term loan bridge facility (the “Bridge Facility”), on the terms and subject to the conditions set forth in the debt commitment letter from the Financing Sources dated July 20, 2015.

The Merger Agreement contains certain termination rights for the Company and Parent. If the Merger Agreement is terminated by either party because the stockholders of the Company fail to adopt the Merger Agreement or the shareholders of Parent fail to approve the Share Issuance, the party who failed to obtained its requisite stockholder vote will be required to pay $20.0 million to the other party for the expenses of such other party. The Company will be required to pay Parent a termination fee equal to $60.0 million (less any expenses previously paid to Parent and subject to certain REIT-related adjustments) if the Merger Agreement is terminated under certain circumstances, including because the Company Board has made an adverse recommendation change. The Merger Agreement also provides that Parent will be required to pay the Company a reverse termination fee equal to $150.0 million if the Merger Agreement is terminated by either Parent or the Company because (A) of any injunction, order, decree or ruling relating to gaming, antitrust or related Laws or any related consents or approvals or (B) the End Date has passed and certain conditions related to regulatory and gaming approvals have not been satisfied, provided, that Parent shall not be required to pay such a fee if the primary cause of such termination was an adverse suitability finding under applicable gaming laws with respect to the business of OpCo. The Merger Agreement also provides that either party may specifically enforce the other party’s obligations under the Merger Agreement.

The representations, warranties and covenants of the Company contained in the Merger Agreement have been made solely for the benefit of Parent and Merger Sub and the representations, warranties and covenants of Parent and Merger Sub contained in the Merger Agreement have been made solely for the benefit of the Company. In addition, such representations, warranties and covenants (i) have been made only for purposes of the Merger Agreement, (ii) have been qualified by (a) matters specifically disclosed in the Company’s or Parent’s, as the case may be, filings with the SEC prior to the date of the Merger Agreement and (b) confidential disclosures made to the Company, Parent and Merger Sub, as applicable, in the applicable disclosure letter delivered in connection with the Merger Agreement, (iii) are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors, (iv) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement and (v) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as fact. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the Company or its business.

Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or any of its subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company and Parent that is or will be contained in, or incorporated by reference into, its respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents that the Company files with the SEC.

Forms of Agreements to be Entered into Prior to the Closing of the Merger

The Merger Agreement attaches forms of certain additional agreements to be entered into prior to the closing of the Merger to effectuate the separation of the Company’s real estate assets from its operations, including a Master Lease Agreement, a Separation and Distribution Agreement and an Employee Matters Agreement.

Master Lease Agreement

Immediately prior to the closing of the Merger, the Company (as “Landlord”) will enter into a triple-net master lease (the “Master Lease”) a form of which is attached to the Merger Agreement as Exhibit B thereto with a wholly owned subsidiary of OpCo (as “Tenant”), under which Tenant will operate the thirteen owned or ground-leased gaming facilities (the “Facilities”). Immediately upon closing of the Merger, Merger Sub will become successor by merger to Landlord. The Master Lease is supported by a guaranty from OpCo along with subsidiaries of Tenant.

The initial term of the Master Lease will be ten years (the “Initial Term”). Tenant will have five options to renew, each for an additional term of five years. Each renewal option is exercisable as to all facilities in the aggregate only.

The Master Lease will provide that the rent for the first year will be $377 million, comprised of fixed and percentage rent. The fixed rent will be composed of land base rent and building base rent. The land base rent will be approximately $43,972,000, subject to adjustment based on the actual revenue from the leased properties during the twelve months prior to the commencement of the Master Lease. The building base rent will initially be approximately $289,056,000, subject to adjustment based on the actual revenue from the leased properties during the twelve months prior to the commencement of the Master Lease, and shall be subject to an annual two percent escalator beginning with the second lease year. The percentage rent will initially be an amount equal to $43,972,000, subject to adjustment based on the actual revenue from the leased properties during the twelve months prior to the commencement of the Master Lease, and shall be reset every two years, commencing with the third lease year, to a fixed amount equal to the product of (i) four percent and (ii) the excess (if any) of (a) the average annual net revenues of all the Facilities for the trailing two-year period over (b) fifty percent of the trailing twelve months net revenues as of the month ending immediately prior to the execution of the Master Lease.

The Master Lease will be structured so that Tenant will be responsible for maintenance capital expenditures. Tenant will be required to spend a minimum of one percent of net revenues on maintenance capital annually. Landlord will have the right of first offer to provide financing for future capital projects.

Tenant will be responsible for all operating costs associated with the Facilities, including the payment of operating expenses, real estate taxes, insurance, building repairs and maintenance. Tenant will be responsible for environmental liabilities, and Landlord will be responsible for fifty percent of all property-related liabilities other than environmental liabilities.

The Master Lease will provide that Landlord shall not build, finance or develop a new gaming facility within a 60-mile radius of any Facility. If Tenant builds or develops a new gaming facility within a 60-mile radius of any Facility, Tenant must provide Landlord a right of first offer to finance or include such new gaming facility as a Facility under the Master Lease; if Landlord declines, then future percentage rent due under the Master Lease would be subject to a floor.

Separation and Distribution Agreement

The Separation and Distribution Agreement, which will be entered into at or prior to closing of the Merger and a form of which is attached to the Merger Agreement as Exhibit C thereto, identifies assets to be transferred, liabilities to be assumed and contracts to be assigned to or retained by Pinnacle (“PropCo”) as part of the separation of Pinnacle’s real property assets from its operations, which will be retained by or transferred to OpCo, and it will provide for when and how these transfers, assumptions and assignments will occur.

The Separation and Distribution Agreement will provide that the Company will distribute, on a pro rata basis, all of the issued and outstanding shares of OpCo common stock owned by the Company to record holders of Company Common Stock (the “Distribution”). Prior to the Distribution, the Company will file a Form 10 with the SEC and distribute an information statement describing the Distribution, including further information regarding OpCo.

The Separation and Distribution Agreement provides, subject to the terms and considerations contained therein and in the Merger Agreement, that OpCo will pay to PropCo at the time of the Distribution $975,000,000 (the “OpCo Cash Payment”), subject to certain adjustments. The agreement also provides that Parent will pay up to

$32,000,000 of the Company’s Transaction Expenses (as such term is defined in the Separation and Distribution Agreement) if the transaction closes on or prior to March 31, 2016, or up to $25,000,000 if the transaction closes after March 31, 2016 but on or prior to June 30, 2016.

The Separation and Distribution Agreement provides that the Distribution is subject to the satisfaction of certain conditions, including without limitation: (i) each of the conditions to the Merger Agreement has been fulfilled or waived (other than those conditions that by their nature can only be satisfied at the closing of the Merger Agreement) and Parent has confirmed to the Company in writing that it is prepared to consummate the Merger, subject only to the Distribution; (ii) each of the transaction documents contemplated by the Merger Agreement and the Separation and Distribution Agreement having been duly executed and delivered by the parties thereto; (iii) the plan of reorganization to effectuate the separation of OpCo and PropCo shall have been substantially completed; (iv) the Form 10 filed with the SEC in connection with the separation of OpCo and PropCo shall have been declared effective by the SEC and no stop order suspending the effectiveness of the Form 10 shall be in effect, no proceedings for such purpose shall be pending before or threatened by the SEC, and the information statement shall have been mailed to holders of Company Common Stock as of the record date of the Distribution; (v) prior to the date of the Distribution, such registration statements on Form S-8 as are necessary to register the equity awards of OpCo held by or made available to directors and employees of OpCo shall have been filed with the SEC; (vi) all actions and filings with respect to the OpCo common stock necessary under applicable federal, state or foreign securities or “blue sky” laws and the rules and regulations thereunder shall have been taken and, where applicable, become effective or been accepted; (vii) OpCo shall have obtained an opinion from a nationally-recognized valuation or accounting firm or investment bank, as to the adequacy of surplus under Delaware law to effect the Distribution and the OpCo Cash Payment, and as to the solvency of OpCo and PropCo after giving effect to the Distribution and the OpCo Cash Payment in a form reasonably satisfactory to OpCo and PropCo; (viii) the OpCo common stock to be delivered in the Distribution shall have been accepted for listing on a National Securities Exchange, subject to compliance with applicable listing requirements and (ix) no injunction by any court or other tribunal of competent jurisdiction shall have been entered and shall continue to be in effect and no law shall have been adopted or be effective preventing consummation of the Distribution or any of the transactions contemplated by the Merger Agreement.

Employee Matters Agreement

The Employee Matters Agreement, a form of which is attached to the Merger Agreement as Exhibit A thereto, will generally allocate liabilities and responsibilities relating to employee compensation and benefit plans and programs. The Employee Matters Agreement will provide for the treatment of the Company’s outstanding equity awards in connection with the Spin-Off (as described more fully above). In addition, the Employee Matters Agreement will set forth the general principles relating to employee matters, including with respect to the assignment of employees and the transfer of employees from PropCo and to OpCo, the assumption and retention of liabilities and related assets, workers’ compensation, labor relations, and related matters.

The foregoing description of the Merger Agreement, including the forms of the Master Lease Agreement, Separation and Distribution Agreement and Employee Matters Agreement attached thereto, as well as the transactions contemplated thereby, does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, including the forms of the Master Lease Agreement, Separation and Distribution Agreement and Employee Matters Agreement attached thereto, attached hereto as Exhibit 2.1, which is incorporated herein by reference.

Tax Matters Agreement

The Tax Matters Agreement, a copy of which is attached to the Merger Agreement as Exhibit D thereto, will govern OpCo’s and Parent’s respective rights, responsibilities and obligations with respect to taxes (including taxes arising in the ordinary course of business and taxes incurred as a result of the Spin-Off), tax attributes, tax returns, tax contests and certain other tax matters.

Under the Tax Matters Agreement, OpCo will generally be liable for taxes of the Company relating to time periods before the effective time of the Merger. Parent, however, will be liable for taxes of the Company arising as a result of the Merger, the Spin-Off and certain related transactions. Parent’s liability in this regard will be limited by certain assumptions relating to the Company’s tax attributes and projected taxable income, with OpCo bearing liability to the extent additional taxes may result from an inaccuracy in such assumptions. OpCo and Parent have also agreed to share liability for certain taxes relating to the assets to be acquired by Parent. Parent will bear liability for any transfer taxes incurred on the Merger, the Spin-Off and certain related transactions.

The Tax Matters Agreement provides that OpCo will generally prepare and file any tax returns for tax periods of the Company ending on or prior to the effective time of the Merger and will control any tax contests related to such tax returns, subject to certain review, participation and consent rights of Parent.

The foregoing description of the Tax Matters Agreement does not purport to be complete and is subject to, and qualified in its entirety by the full text of the Tax Matters Agreement, which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Commitment Letter

In connection with the proposed Merger and Spin-Off, the Company has received a commitment letter dated July 20, 2015 (the “Commitment Letter”) from JPMorgan, J.P. Morgan Securities, LLC, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman Sachs Bank USA, Fifth Third Bank, U.S. Bank National Association, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities, Inc., Wells Fargo Bank, National Association and Wells Fargo Securities, LLC (collectively, the “Commitment Parties”) to provide the debt financing required by the Company to consummate the transactions contemplated by the Merger Agreement, including the Merger and the Spin-Off.

The Commitment Parties have committed to provide financing in an aggregate principal amount of $1.1 billion to a wholly-owned subsidiary of OpCo to be determined by the Company (the “Borrower”), comprised of a (i) $900 million senior secured term loan bridge facility and (ii) $200 million senior secured revolving credit facility (collectively, the “Facilities”). The Facilities would mature on the one year anniversary of the initial borrowings under the Facilities. The interest rates on the Facilities would be based on customary market LIBOR or base rates plus an applicable margin. The obligations of the Borrower and the guarantors under the Facilities would be secured by substantially all assets of the Borrower and the guarantors, subject to certain exceptions.

Funding of the Commitment Parties’ commitments is subject to certain customary conditions, including, but not limited to, receipt of financial information, delivery of customary documentation relating to OpCo, the Borrower and their subsidiaries and consummation of the Spin-Off.

The foregoing description of the Commitment Letter does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Commitment Letter, which is attached hereto as Exhibit 10.2 and is incorporated herein by reference.

Voting Agreements

On July 20, 2015, concurrently with the execution of the Merger Agreement, the Company entered into two separate Voting Agreements with each of (i) Peter M. Carlino and the Carlino Family Trust (the “Carlino Group”) and (ii) Fortress Investment Fund V (GLPI SisterCo B) LP, Fortress Investment Fund V (GLPI SisterCo C) LP, Fortress Investment Fund V (GLPI SisterCo F) LP, Fortress Investment Fund V (Coinvestment GLPI Sister Co B) LP, Fortress Investment Fund V (Coinvestment GLPI SisterCo C) LP, Fortress Investment Fund V (Coinvestment GLPI SisterCo F) LP, Fortress Investment Fund V (GLPI SisterCo A) LP, Fortress Investment Fund V (GLPI SisterCo D) LP, Fortress Investment Fund V (GLPI SisterCo E) LP, Fortress Investment Fund V (Coinvestment GLPI SisterCo A) LP and Fortress Investment Fund V (Coinvestment GLPI SisterCo D) LP (the “Fortress Group”, and together with the Carlino Group, the “Shareholders”), which collectively hold 24,727,163 shares of Parent Common Stock (approximately 21.3% of the outstanding shares of Parent Common Stock as of April 30, 2015). Pursuant to the Voting Agreements, the Shareholders agreed, among other things, to vote all of their shares of Parent Common Stock (the “Subject Shares”) in favor of the issuance of Parent Common Stock to the stockholders of the Company as Merger Consideration pursuant to the terms of the Merger Agreement and against any action that would prevent, impede, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger. The Voting Agreement with the Carlino Group restricts transfers of the Subject Shares by the Carlino Group, subject to certain exceptions. The Voting Agreement with the Fortress Group restricts, subject to certain exceptions, transfer of the Subject Shares held by the Fortress Group until November 1, 2015.

The Voting Agreements will terminate automatically upon the earlier of (i) termination of the Merger Agreement in accordance with its terms, (ii) the effective time of the Merger; (iii) any Adverse Recommendation Change (as defined in the Merger Agreement); (iv) the making of certain material changes, amendments, waivers or other modifications to the Merger Agreement including any such action that increases the amount or changes the form of the consideration to the stockholders of the Company and (v) the End Date.

The foregoing description of the Voting Agreements does not purport to be complete and is subject to the full text of each of the two the Voting Agreements, which are attached hereto as Exhibits 10.3 and 10.4 and are incorporated herein by reference.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation Under an Off-Balance Sheet Arrangement of the Registrant.

The disclosure set forth under Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 3.03.	Material Modifications to Rights of Security Holders.

Amendment No. 1 to the Amended and Restated Rights Agreement

In connection with the Merger Agreement and the transactions contemplated thereby, the Company and American Stock Transfer & Trust Company, LLC, as rights agent (the “Rights Agent”), have entered into Amendment No. 1, dated as of July 20, 2015 (the “Amendment”) to the Amended and Restated Rights Agreement between the Company and the Rights Agent, dated as of March 13, 2015 (the “Rights Agreement”) to provide that (i) none of Parent, Merger Sub or their Subsidiaries, Affiliates or Associates (each as defined in the Rights Agreement) shall be, or shall be deemed to be, (A) an “Acquiring Person” (as defined in the Rights Agreement) under the Rights Agreement by reason of the execution, delivery, performance or approval, announcement or consummation (or announcement of the consummation) of the transactions contemplated by the Merger Agreement, including the Spin-Off and the related documents and instruments (an “Exempt Event”) or (B) a “Beneficial Owner” (as defined in the Rights Agreement), (ii) neither a “Stock Acquisition Date” nor a “Distribution Date” (each as described in the Rights Agreement) shall occur by reason of an Exempt Event, (iii) neither a “Section 11(a)(ii) Event” nor a “Section 13 Event” (each as described in the Rights Agreement) shall occur by reason of an Exempt Event and (iv) the definition of “Expiration Date” has been amended such that the Rights Agreement will expire immediately prior to the effective time of the Merger (but only if the effective time of the Merger shall occur).

The Amendment also provides that if for any reason the Merger Agreement is terminated in accordance with its terms, the Amendment will be of no further force and effect and the Rights Agreement shall remain exactly the same as it existed immediately prior to the execution of the Amendment.

The foregoing description of the Amendment does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Amendment, which is attached hereto as Exhibit 4.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits.

2.1	Agreement and Plan of Merger, dated as of July 20, 2015, by and among Pinnacle Entertainment, Inc., Gaming and Leisure Properties, Inc. and Gold Merger Sub, LLC*

4.1	Amendment No. 1 to the Amended and Restated Rights Agreement, dated as of July 20, 2015, between Pinnacle Entertainment, Inc. and American Stock Transfer & Trust Company, LLC

10.1	Tax Matters Agreement, dated July 20, 2015, by and between Gaming and Leisure Properties, Inc. and Pinnacle Entertainment, Inc.

10.2	Commitment Letter, dated as of July 20, 2015, among Pinnacle Entertainment and the Commitment Parties

10.3	Voting Agreement, dated as of July 20, 2015, by and among Pinnacle Entertainment, Inc. and the Carlino Group

10.4	Voting Agreement, dated as of July 20, 2015, by and among Pinnacle Entertainment, Inc. and the Fortress Group

*	Schedules attached to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish the omitted schedules to the Securities and Exchange Commission upon request by the Commission.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, GLPI intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of GLPI and Pinnacle that also constitutes a prospectus of GLPI. GLPI and Pinnacle also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by GLPI and Pinnacle with the SEC at the SEC’s website at www.sec.gov.

Certain Information Regarding Participants

GLPI and Pinnacle and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of GLPI’s directors and executive officers in GLPI’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, and its proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 30, 2015. Investors may obtain information regarding the names, affiliations and interests of Pinnacle’s directors and executive officers in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and its proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 10, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents at the SEC’s website at www.sec.gov.

Forward Looking Statements

All statements included in this Current Report on Form 8-K, other than historical information or statements of historical fact, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words such as, but not limited to, “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “could,” “may,” “will,” “should,” and similar expressions are intended to identify forward-looking statements. Such forward-looking statements, may include, without limitation, statements regarding the transaction between the Company and Gaming and Leisure Properties, Inc. (“GLPI”) whereby the Company would sell its real estate assets to GLPI and spin-off the Company’s operations into a new public company; the consummation of the transaction and the timing thereof; the ability of the Company to complete the contemplated financing transactions and reorganizations in connection with the transaction; the ability of the Company and GLPI to receive shareholder approval for the transaction; the ability of the Company to obtain required regulatory approvals and a private letter ruling from the IRS regarding the transaction; and the stock price of the Company and GLPI following the consummation of a transaction with GLPI. All forward-looking statements rely on a number of assumptions, estimates and data concerning future results and events and are subject to a number of uncertainties and other factors, many of which are outside the Company’s control that could cause actual results to differ materially from actual those reflected in such statements. There is no assurance that a transaction with GLPI will be completed on any particular timeframe or at all. Accordingly, Pinnacle cautions that the forward-looking statements contained herein are qualified by these and other important factors and uncertainties that could cause results to differ materially from those reflected by such statements. For more information on the potential factors, please review the Company’s filings with the Securities and Exchange Commission, including, but not limited to, its Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 23, 2015

PINNACLE ENTERTAINMENT, INC.

By:	/s/ Elliot D. Hoops
	Name:	Elliot D. Hoops
	Title:	Vice President and Legal Counsel

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of July 20, 2015, by and among Pinnacle Entertainment, Inc., Gaming and Leisure Properties, Inc. and Gold Merger Sub, LLC*

4.1	Amendment No. 1 to the Amended and Restated Rights Agreement, dated as of July 20, 2015, between Pinnacle Entertainment, Inc. and American Stock Transfer & Trust Company, LLC

10.1	Tax Matters Agreement, dated July 20, 2015, by and between Gaming and Leisure Properties, Inc. and Pinnacle Entertainment, Inc.

10.2	Commitment Letter, dated as of July 20, 2015, among Pinnacle Entertainment and the Commitment Parties

10.3	Voting Agreement, dated as of July 20, 2015, by and among Pinnacle Entertainment, Inc. and the Carlino Group

10.4	Voting Agreement, dated as of July 20, 2015, by and among Pinnacle Entertainment, Inc. and the Fortress Group

*	Schedules attached to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish the omitted schedules to the Securities and Exchange Commission upon request by the Commission.